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                           January 13, 2022

       Swatantra Rohatgi
       President
       Smart Rx Systems Inc.
       18540 N. Dale Mabry Highway
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 20,
2021
                                                            File No. 024-11384

       Dear Mr. Rohatgi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2021 letter.

       Amendment 1 to Offering Statement on Form 1-A filed December 20, 2021

       Cover Page

   1.                                                   Please discuss your
going concern opinion.
       Compensation of Directors and Executive Officers, page 45

   2. We note your response to our prior comment 1. Please update this section for your most recently completed
fiscal year. Refer to Item 11 of Form 1-A.
 Swatantra Rohatgi
FirstName  LastNameSwatantra  Rohatgi
Smart Rx Systems  Inc.
Comapany
January 13,NameSmart
            2022       Rx Systems Inc.
January
Page 2 13, 2022 Page 2
FirstName LastName
Financial Statements, page F-1

3. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with
         U.S. federal securities laws and the applicable rules and regulations of the Securities and
         Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.
4. Please update your financial statements in the next amendment to comply with paragraphs (b)(3) through (b)(5) in Part F/S of Form 1-A. Also, remove the outdated financial statements for 2016 and prior. Finally, file your auditor's consent (Exhibit 11.1)
         in the next amendment.
Statements of Operations, page F-7

5. Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.
General

6. Please update throughout, so that your disclosure is as of the date of your most recent financial statements (per comment four).
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services